    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1997
                                                       REGISTRATION NO. 33-91494
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ____________________________________

                        POST EFFECTIVE AMENDMENT NO.  6
                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      ____________________________________

                           TRANSTEXAS GAS CORPORATION
             (Exact name of registrant as specified in its charter)

        DELAWARE                                         76-0401023
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

  1300 NORTH SAM HOUSTON PARKWAY EAST, SUITE 310, HOUSTON, TEXAS 77032-2949,
                                (281) 987-8600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             ED DONAHUE, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
  1300 NORTH SAM HOUSTON PARKWAY EAST, SUITE 310, HOUSTON, TEXAS 77032-2949,
                                (281) 987-8600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ____________________________________

                                    copy to:

                             C. ROBERT BUTTERFIELD
                            GARDERE & WYNNE, L.L.P.
                            3000 THANKSGIVING TOWER
                              DALLAS, TEXAS  75201
                                 (214) 999-3000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1997

PROSPECTUS
                               46,788,664 SHARES

                           TRANSTEXAS GAS CORPORATION

                                  COMMON STOCK
                      ____________________________________

         This Prospectus relates to the sale from time to time of (i) up to 39,648,517 shares of common stock, $0.01 par value ("Common Stock"), of TransTexas Gas Corporation ("TransTexas" or the "Company"), by TransAmerican Energy Corporation ("TEC"), (ii) up to 1,940,147 shares of Common Stock by TransAmerican Refining Corporation ("TARC"), (iii) up to 5,000,000 shares of Common Stock by TransAmerican Natural Gas Corporation ("TransAmerican") and
(iv) up to 200,000 shares of Common Stock by Southeast Marine, Inc. ("SEM," and, together with TEC, TARC and TransAmerican, the "Selling Security Holders"). The Company will not receive any of the proceeds from the sale of such shares by the Selling Security Holders. See "Use of Proceeds" and "Selling Security Holders."

         Of the 46,788,664 shares (collectively, the "Shares") of Common Stock that may be sold pursuant to this Prospectus, 46,588,664 Shares have been pledged as security for obligations of the Selling Security Holders. The persons to whom the Shares have been pledged may sell hereunder the Shares that have been pledged to them only upon the occurrence of certain events, as set forth in the various pledge agreements, including the failure to pay principal or interest when due or other failure to satisfy the obligations for which such Shares have been pledged as security. Upon the fulfillment of such obligations, or under certain other circumstances, Shares may be released from such pledges and may then be sold hereunder by the owner thereof.

         The Shares represent 81.4% of the outstanding Common Stock as of October 15, 1997. The Company is unable to predict the effect, if any, that future sales of the shares of Common Stock covered hereby would have on the market price of the Common Stock prevailing from time to time. However, the sale of a significant portion of the Shares could have an adverse effect on the market price of the Common Stock. See "Risk Factors."

         It is anticipated that the Selling Security Holders or pledgees may sell the Shares in underwritten offerings or in open market or block transactions or otherwise on The Nasdaq Stock Market or a national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, in the over-the-counter market, or in private transactions, at prices related to prevailing market prices or at negotiated prices. Some or all of the Shares may be sold to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions. In effecting sales, participating broker-dealers or purchasers of the Shares may arrange for other broker-dealers to participate. Upon any sale of the Common Stock offered hereby, the Selling Security Holder, any underwriter and any participating broker-dealers or selling agents may be deemed to be "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), and any compensation received by a Selling Security Holder or any such underwriter or broker-dealer in connection with such sale, such as a discount, concession or commission, may be deemed underwriting compensation. TARC, TEC, SEM and TransAmerican have agreed to pay all costs, fees and expenses incurred in connection with this offering, other than, in the case of sales by pledgees or other transferees, discounts or commissions to broker-dealers and fees and expenses of counsel or other advisors to such pledgees or transferees. See "Plan of Distribution."

         The Common Stock is traded on the National Market tier of The Nasdaq Stock Market ("NNM") under the symbol "TTXG." On October 14, 1997, the closing sale price of the Common Stock as reported by the NNM was $16.00 per share.
See "Price Range of Common Stock."

                 SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                       _________________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION, NOR HAS THE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                      OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                       _________________________________
              THE DATE OF THIS PROSPECTUS IS ______________, 1997

                               TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   iii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    iv

PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14

SELLING SECURITY HOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    16


                           __________________________


         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or any underwriter or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to their respective dates.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission. The Internet address of the Commission's Web site is http://www.sec.gov. The Company's Common Stock is listed on the National Market tier of The Nasdaq Stock Market and reports, proxy and information statements and other information regarding the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1935 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act (the "Registration Statement") with respect to the Common Stock described in this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal offices, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereto may be obtained from such office upon payment of prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's annual report on Form 10-K for the fiscal year ended January 31, 1997; quarterly reports on Form 10-Q for the fiscal quarters ended April 30, 1997 and July 31, 1997; current reports on Form 8-K dated May 14, 1997, May 29, 1997 and June 13, 1997; and the Company's Registration Statement on Form 8-A, and Amendment No. 1 thereto, each as filed with the Commission, are incorporated by reference herein. All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the filing date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide a copy of the documents incorporated by reference herein (other than exhibits to such documents) without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person. Requests should be addressed to: TransTexas Gas Corporation, 1300 North Sam Houston Parkway East, Suite 310, Houston, Texas 77032-2949,
Attention: Investor Relations (telephone number (281) 987-8600).

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The forward-looking statements included throughout this document (collectively, "Forward-Looking Statements") are based on the Company's historical operating trends, its proved reserves as of the date of its most recent reserve report and other information available to the management of the Company. Forward-Looking Statements involve certain risks and uncertainties that could cause actual results to differ materially from those projected in the Forward-Looking Statements. These statements assume that market conditions for the Company's oil and gas production are comparable to those experienced during recent fiscal periods. These statements also assume that no significant changes will occur in the operating environment for the Company's oil and gas properties. Finally, the Forward-Looking Statements assume no material changes in the composition of the Company's property base as the result of any material acquisitions or divestitures and that no material changes will occur in the Company's financial facilities, except as disclosed herein. The Company cautions that the Forward-Looking Statements are subject to all the risks and uncertainties discussed under the captions "Risk Factors" and "The Company." Without limiting the foregoing, potential risks and uncertainties include such factors as fluctuations in natural gas and crude oil prices, the ultimate success of drilling programs, the competitive nature of the oil and gas exploration, development and production industry and uncertainties associated with the drilling, completion and operation of natural gas and oil wells. Moreover, the Company may make material acquisitions, execute new contracts or terminate existing contracts, or enter into new financing transactions that may affect the accuracy of the Forward-Looking Statements. None of these events can be predicted with certainty and, accordingly, are not taken into consideration in the Forward-Looking Statements made herein. For all of the foregoing reasons, actual results may vary materially from the Forward-Looking Statements and there is no assurance that the assumptions used are necessarily the most likely to occur.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and the financial statements (including notes thereto) appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context indicates otherwise, references in this Prospectus to the "Company" or to "TransTexas" are to TransTexas Gas Corporation and the business and assets transferred to TransTexas on August 24, 1993 by TransAmerican Natural Gas Corporation ("TransAmerican").

                                  THE COMPANY

         TransTexas is engaged in the exploration for and development and production of natural gas, primarily in South Texas. Since 1973, TransTexas has drilled over 1,400 wells and discovered over 3.5 Tcfe of natural gas. TransTexas' business strategy is to utilize its extensive experience gained from over 20 years of drilling and operating wells in South Texas, to continue to find, develop and produce reserves at a low cost. TransTexas has traditionally performed most of its own well site preparation, drilling, workover, completion, pipeline and production services.

         In 1994, as part of its strategy to expand its productive reserves beyond the Lower Wilcox Lobo Trend (the "Lobo Trend") in Webb and Zapata counties in South Texas, TransTexas began evaluating prospects that exhibited the potential to add proved reserves of at least 50 Bcfe of natural gas per development area. Since that time, TransTexas has evaluated over 300 potential areas and its development of certain of these areas has resulted in substantial additions to its reserves and production.

         On May 29, 1997, TransTexas consummated a stock purchase agreement with an unaffiliated buyer (the "Lobo Sale Agreement"), with an effective date of March 1, 1997, to effect the sale (the "Lobo Sale") of the stock of TransTexas Transmission Corporation ("TTC"), its subsidiary that owned substantially all of TransTexas' Lobo Trend producing properties and related pipeline transmission system, for a sales price of approximately $1.1 billion, subject to adjustments as provided for in the Lobo Sale Agreement. Purchase price adjustments were made for, among other things: the value of certain NGLs and stored hydrocarbons; the value of gas in TTC's pipeline; prepaid expenses relating to post-effective date operations; post-closing expenses related to pre-closing operations; the value of oil and gas produced and sold between the effective date of the Lobo Sale Agreement and closing (approximately $44 million); property defects; and estimated costs associated with liabilities incurred before closing. Purchase price adjustments made at the closing of the Lobo Sale are subject to a review, reconciliation and resolution process. With proceeds from the Lobo Sale, TransTexas repaid certain indebtedness and other obligations, including production payments, in an aggregate amount of approximately $84 million. The remaining net proceeds were used for the repurchase or redemption of the Company's 11 1/2% Senior Secured Notes due 2002 (the "TransTexas Senior Secured Notes") and for general corporate purposes.

         As of February 1, 1997, TransTexas' net proved reserves in properties remaining after the Lobo Sale (the "Continuing Operations"), as estimated by Netherland, Sewell & Associates, Inc. ("Netherland, Sewell"), were 404 Bcfe. As of July 31, 1997, after giving effect to the Lobo Sale, TransTexas owned approximately 650,000 gross (475,000 net) acres of mineral interests.

         TransTexas' average net daily natural gas production for the year ended January 31, 1997, was approximately 420 MMcfd, for a total net production of 153.6 Bcf of natural gas. After giving effect to the Lobo Sale, TransTexas' average net daily production for the six months ended July 31, 1997 was approximately 164 MMcfd of natural gas and 2,013 Bpd of crude oil and condensate, for a total net production of 31.1 Bcfe.

         TransTexas' integrated drilling services division provides oil field services including drilling, oil and natural gas well workover, stimulation and completion, drilling fluids provision, pipeline construction and equipment repair and maintenance to TransTexas. As of September 30, 1997, the assets of this division included 25 land drilling rigs, nine workover rigs and two fracture stimulation fleets. Complementary drilling, completion and workover service equipment includes a ready-mix concrete plant, twin cementing trucks, a coiled tubing unit, a snubbing unit, electric line and logging units, slickline units, tag units and an extensive fleet of construction, inspection and other rolling stock.

         TransTexas may contribute the assets of its drilling services division to its wholly owned subsidiary, TransTexas Drilling Services, Inc. ("TTXD"). TransTexas is evaluating alternatives to maximize stockholder value with respect to TTXD, including options such as a spin-off, a sale to a third party, a merger or another business combination. In connection with the Lobo Sale, TransTexas entered into a long-term agreement, which can be transferred to TTXD, pursuant to which it will provide drilling and certain other services to the new operator of the Lobo Trend properties divested in the Lobo Sale. TransTexas has also recently begun to provide drilling services to other third parties.

         The address of the Company's principal executive offices is 1300 North Sam Houston Parkway East, Suite 310, Houston, Texas 77032-2949 and its telephone number at that address is (281) 987-8600.

                                 RECENT EVENTS

         On June 13, 1997, TransAmerican Energy Corporation ("TEC"), which directly and indirectly owns approximately 72.3% of the Company's outstanding common stock, completed a private offering (the "TEC Notes Offering") of $475 million aggregate principal amount of 11 1/2% Senior Secured Notes due 2002 (the "TEC Senior Secured Notes") and $1.13 billion aggregate principal amount of 13% Senior Secured Discount Notes due 2002 (the "TEC Senior Secured Discount Notes" and, together with the TEC Senior Secured Notes, the "TEC Notes") for net proceeds of approximately $1.3 billion.

         With the proceeds of the TEC Notes Offering, TEC made intercompany loans to TransTexas of $450 million (the "TransTexas Intercompany Loan") and to TEC's wholly owned subsidiary, TransAmerican Refining Corporation ("TARC"), of $676 million (the "TARC Intercompany Loan" and, together with the TransTexas Intercompany Loan, the "Intercompany Loans"). The TransTexas Intercompany Loan bears interest at a rate of 10 7/8% per annum, payable semi-annually in cash in arrears, and the TARC Intercompany Loan accretes principal at 16% per annum, compounded semi-annually, to a final accreted value of $920 million, and thereafter pays interest semi-annually in cash in arrears on the accreted value thereof, at a rate of 16% per annum. The Intercompany Loans will mature on June 1, 2002. The Intercompany Loan agreements contain certain restrictive covenants, including, among others, limitations on incurring additional debt, asset sales, dividends and transactions with affiliates.

         On June 13, 1997, the Company completed a tender offer (the "Tender Offer") for the TransTexas Senior Secured Notes for 111 1/2% of their principal amount (plus accrued and unpaid interest). Approximately $785.4 million principal amount of TransTexas Senior Secured Notes were tendered and accepted by the Company. The TransTexas Senior Secured Notes remaining outstanding were called for redemption on June 30, 1997 pursuant to the terms of the indenture governing such notes.

         On June 19, 1997, the Company completed an exchange offer (the "June Exchange Offer") in which it issued $115.8 million aggregate principal amount of its 13 3/4% Series C Senior Subordinated Notes due 2001 (the "Subordinated Exchange Notes") in exchange for all of its outstanding 13 1/4% Senior Subordinated Notes due 2003. On October 10, 1997, the Company completed a registered exchange of its 13 3/4% Series D Senior Subordinated Notes due 2001 (the "Subordinated Notes") for all of its Subordinated Exchanges Notes. The indenture governing the Subordinated Notes (the "Subordinated Note Indenture") includes certain restrictive covenants including, among others, limitations on incurring additional debt, asset sales, dividends and transactions with affiliates.

         As a result of the Lobo Sale, the Tender Offer and the June Exchange Offer, TransTexas recorded a pretax gain of approximately $533 million and an after-tax extraordinary charge of approximately $72 million during the quarter ended July 31, 1997.

         TransTexas has implemented a stock repurchase program (the "Stock Repurchase Program") pursuant to which it plans to repurchase common stock from its public stockholders and from its affiliates, including TEC and

TARC, in an aggregate amount of approximately $399 million in value of stock purchased. It is anticipated that TransTexas will acquire approximately four times the number of shares from its affiliated stockholders that it acquires from its public stockholders. Shares may be purchased through open market purchases, negotiated transactions or tender offers, or combination of the above. It is anticipated that the price paid to affiliated stockholders will equal the weighted average price paid to purchase shares from the public stockholders. As of September 30, 1997, approximately 3.9 million shares had been repurchased from public stockholders for an aggregate purchase price of approximately $61.4 million and approximately 12.6 million shares had been repurchased from TARC and TEC for an aggregate purchase price of approximately $201 million.

         Pursuant to a disbursement agreement (the "Disbursement Agreement") among TransTexas, TEC and Firstar Bank of Minnesota, N.A., as trustee (the "Trustee") under the indenture governing the TEC Notes (the "Indenture" or the "TEC Notes Indenture") and disbursement agent, approximately $399 million of the proceeds of the TransTexas Intercompany Loan was placed in an account (the "Disbursement Account") to be held and invested by the disbursement agent until disbursed. Funds in the Disbursement Account have been and will be disbursed to TransTexas as needed to fund the Stock Repurchase Program. TransTexas may at any time request disbursement of interest earned on the funds in the Disbursement Account.

                                  RISK FACTORS

         In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to the Company should be considered by prospective investors when evaluating an investment in the Shares offered hereby.

SIGNIFICANT LEVERAGE

         At July 31, 1997, the Company's short- and long-term debt, including the TransTexas Intercompany Loan, the Subordinated Notes, the BNY Facility (defined below) and certain equipment financing was approximately $596.1 million, which represented approximately 70.2% of the Company's total capitalization. On a pro forma basis, giving effect to the completion of the Stock Repurchase Program, total liabilities of the Company would have been greater than the book value of its assets by approximately $96 million at July 31, 1997. The Company's high degree of leverage has significant consequences, including (i) a substantial portion of the Company's net cash provided by operations will be committed to the payment of the Company's interest expense and principal repayment obligations, (ii) the Company's cash flow is more sensitive to fluctuations in natural gas prices than less highly leveraged companies and (iii) the Company is more highly leveraged than other large companies in the gas exploration, production and transmission business, which may place it at a competitive disadvantage. These consequences could adversely affect the Company's ability to meet its obligations. Further, the Company's ability to fund its current capital expenditures and debt service requirements and, ultimately, to pay the principal amounts of its indebtedness upon maturity from its cash flows from operations would require significant increases in production. The Company may have available to it sources of liquidity other than cash flow from operations, including asset sales, equity offerings or debt financings, to retire or otherwise refinance the principal amount of its indebtedness on or prior to maturity. However, there can be no assurance that such sources will be available if and when needed on terms acceptable to the Company, or at all.

SUBSTANTIAL CAPITAL REQUIREMENTS

         TransTexas makes substantial capital expenditures for the exploration, development and production of its natural gas reserves. Historically, TransTexas has financed capital expenditures and serviced its debt with cash from operations, public and private offerings of debt and equity securities, the sale of production payments, asset sales and other financings. TransTexas intends to use cash flow from operations and proceeds received pursuant to the transactions described in "Prospectus Summary -- Recent Events," as well as cash from asset sales or other financings to fund its capital requirements in fiscal 1998. If capital expenditures are higher than anticipated, cash flow from operations is lower than anticipated or certain contingent obligations of TransTexas become fixed, TransTexas may not have sufficient funds for capital expenditures necessary to replace its reserves, to maintain production at current levels or to attain increased production levels and, as a result, production from operations may decrease over time. No assurance can be given that TransTexas' cash flow from operating activities will be sufficient to meet actual capital expenditures, contingent liabilities and debt service in the future. Furthermore, no assurance can be given that additional sources of capital will be available.

POTENTIAL TAX LIABILITIES

         Part of the refinancing of TransAmerican's debt in 1993 involved the cancellation of approximately $65.9 million of accrued interest and of a contingent liability for interest of $102 million owed by TransAmerican. TransAmerican has taken the federal tax position that the entire amount of this debt cancellation is excluded from its income under the cancellation of indebtedness provisions (the "COD Exclusion") of the Internal Revenue Code of 1986, as amended, and has reduced its tax attributes (including its net operating loss and credit carry forwards) as a consequence of the COD Exclusion. No federal tax opinion was rendered with respect to this transaction, however, and TransAmerican has not obtained a ruling from the Internal Revenue Service (the "IRS") regarding this transaction. TransTexas believes that there is substantial legal authority to support the position that the COD Exclusion applies to the cancellation of TransAmerican's indebtedness. However, due to factual and legal uncertainties, there can be no assurance that the IRS will not challenge this position, or that such challenge would not be upheld. Under an agreement between TransTexas, TransAmerican and certain of TransAmerican's subsidiaries (the "Tax Allocation Agreement"), TransTexas has agreed to pay an amount equal to any federal tax liability (which would be approximately $25.4 million) attributable to the inapplicability of the COD Exclusion. Any such tax would be offset in future years by alternative minimum tax credits and retained loss and credit carryforwards to the extent recoverable from TransAmerican. As a member of the TNGC Consolidated Group (defined below), each of TransTexas, TEC and TARC will be severally liable for any tax liability resulting from the above-described transactions. The IRS has commenced an audit of the consolidated federal income tax returns of the TNGC Consolidated Group for its taxable years ended July 31, 1994 and 1995. Because the audit is in its initial stages, it is not possible to predict the scope of the IRS' review or whether any tax deficiencies will be proposed by the IRS as a result of its review.

         Based upon independent legal advice, TransTexas has determined that it will not report any significant federal income tax liability as a result of the Lobo Sale. There are, however, significant uncertainties regarding TransTexas' tax position and no assurance can be given that TransTexas' position will be sustained if challenged by the IRS. TransTexas is part of an affiliated group for tax purposes (the "TNGC Consolidated Group"), which includes TNGC Holdings Corporation, the sole stockholder of TransAmerican. No letter ruling has been or will be obtained from the IRS regarding the Lobo Sale by any member of the TNGC Consolidated Group. If the IRS were to successfully challenge TransTexas' position, each member of the TNGC Consolidated Group would be severally liable under the consolidated tax return regulations for the resulting taxes, in the estimated amount of up to $250 million (assuming the use of existing tax attributes of the TNGC Consolidated Group), possible penalties equal to 20% of the amount of the tax, and interest at the statutory rate (currently 9%) on the tax and penalties (if any). The Tax Allocation Agreement has been amended so that TransAmerican is obligated to fund the entire tax deficiency (if any) resulting from the Lobo Sale. There can be no assurance that TransAmerican would be able to fund any such payment at the time due and the other members of the TNGC Consolidated Group, thus, may be required to pay the tax. TransTexas has reserved approximately $75 million with respect to the potential tax liability for financial reporting purposes to reflect a portion of the federal tax liability that TransAmerican might not be able to pay. If TransTexas or any of the other related companies were required to pay this tax deficiency, it is likely that it would be required to sell significant assets or raise additional debt or equity capital to fund the payment.

DECONSOLIDATION FOR FEDERAL INCOME TAX PURPOSES

         Under certain circumstances, TransAmerican, TARC or TEC may sell or otherwise dispose of shares of common stock of TransTexas. If, as a result of any sale or other disposition of TransTexas' common stock, the aggregate ownership of TransTexas by members of the TNGC Consolidated Group (excluding TransTexas) is less than 80% (measured by voting power and value), TransTexas will no longer be a member of the TNGC Consolidated Group for federal tax purposes ("Deconsolidation") and, with certain exceptions, will no longer be obligated under the terms and conditions of, or entitled to the benefits of,
the Tax Allocation Agreement.   Further, if TEC or TARC sells or otherwise
transfers any stock of TARC, or issues any options, warrants or other similar rights relating to such stock, outside of the TNGC Consolidated Group, which represents more than 20% of the voting power or equity value of TARC, then a
Deconsolidation of TARC  would occur.   A Deconsolidation of TARC would result
in a Deconsolidation of TransTexas if members of the TNGC Consolidated Group, excluding TARC, does not then own at least 80% of the voting power and equity value of TransTexas. Upon a Deconsolidation of TransTexas, members of the TNGC Consolidated Group that own TransTexas common stock could incur a substantial amount of federal income tax liability. If such Deconsolidation occurred during the fiscal year ending January 31, 1998, the aggregate amount of this tax liability is estimated to be between $50 million and $100 million, assuming no reduction for tax attributes of the TNGC Consolidated Group. However, such tax liability generally would be substantially reduced or eliminated in the event that the IRS successfully challenged TransTexas' position on the Lobo Sale. Each member of a consolidated group filing a consolidated federal income tax return is severally liable to the IRS for the consolidated federal income tax liability of the consolidated group. There can be no assurance that each TNGC Consolidated Group member will have the ability to satisfy any tax obligation attributable to the foregoing transactions at the time due and, therefore, other members of the group, including TEC, TransTexas or TARC, may be required to pay the tax.

         Generally, under the Tax Allocation Agreement, if net operating losses of TransTexas or TARC are used by other members of the TNGC Consolidated Group, then TransTexas and TARC are entitled to the benefit (through reduced current taxes payable) of such losses in later years to the extent TransTexas or TARC has taxable income, remains a member of the TNGC Consolidated Group and the other group members have the ability to pay such taxes. If TransAmerican, TEC or TARC transfers shares of common stock of TransTexas or TARC (or transfers options or other rights to acquire such shares) and, as a result of such transfer, Deconsolidation of TransTexas or TARC occurs, TransTexas and TARC would not thereafter receive any benefit pursuant to the Tax Allocation Agreement for net operating losses of TransTexas and TARC used by other members of the TNGC Consolidated Group prior to the Deconsolidation of TransTexas or TARC.

          TransTexas is required, under the Tax Allocation Agreement, to pay any Texas franchise tax (which is estimated not to exceed $11.4 million) attributable to prior year transactions. TransTexas paid approximately $5.4 million of such tax as of the closing of the Lobo Sale and will pay a substantial amount of the remaining tax within the ensuing 12-month period.

POTENTIAL EFFECTS OF A CHANGE OF CONTROL.

         The Subordinated Notes Indenture provides that, upon the occurrence of a change of control (as defined therein), each holder of the Subordinated Notes will have the right to require TransTexas to repurchase such holder's notes at 101% of the principal amount thereof plus accrued and unpaid interest. Pursuant to the terms of the Intercompany Loans, upon the occurrence of a change of control, TEC would have the right to require TransTexas and TARC to repay the principal of the TransTexas Intercompany Loan in an amount equal to a pro rata share of the amount TEC is required to pay under the Indenture. Such pro rata share would be calculated using the ratio of the outstanding principal amount of the TransTexas Intercompany Loan (or, for TARC, the accreted value of the outstanding principal amount of the TARC Intercompany Loan) to the sum of (i) the outstanding principal amount of the TransTexas Intercompany Loan plus (ii) the accreted value of the outstanding principal amount of the TARC Intercompany Loan. A change of control would be deemed to occur under the Subordinated Notes Indenture in the case of certain changes or other events in respect of the ownership of TransTexas, including any circumstances pursuant to which any person or group other than John R. Stanley (or his heirs, his estate or any trust in which he or his immediate family members have, directly or indirectly, a beneficial interest in excess of 50%) and his subsidiaries or the Trustee is or become the beneficial owner of more than 50% of the total voting power of TransTexas' then outstanding voting stock and during the 90-day period thereafter the rating on the notes is downgraded or withdrawn. A change of control would be deemed to occur under the Indenture and the Intercompany Loans in the case of certain changes or other events in respect of the ownership or control of TEC, TransTexas, or TARC including any circumstance pursuant to which
(i) any person or group, other than John R. Stanley (or his heirs, his estate or any trust in which he or his immediate family members have, directly or indirectly, a beneficial interest in excess of 50%) and his subsidiaries or the Trustee is or becomes the beneficial owner of more than 50% of the total voting power of TEC's then outstanding voting stock or (ii) TEC or any of its subsidiaries own some of TransTexas' or TARC's capital stock, respectively, but less than 50% of the total voting stock or economic value of TransTexas or TARC, respectively, unless the TEC Notes have an investment grade rating for the period of 120 days thereafter. The term "person," as used in the definition of change of control, means a natural person, company, government or political subdivision, agency or instrumentality of a government and also includes a "group," which is defined as two or more persons acting as a partnership, limited partnership or other group. In addition, certain changes or other events in respect of the ownership or control of TransTexas that do not constitute a "change of control" under the Subordinated Notes Indenture or the Indenture may result in a "change of control" of TransTexas under the terms of TransTexas' credit facility (the "BNY Facility") and certain equipment financing. Such an occurrence could create an obligation for TransTexas to repay such other indebtedness. At July 31, 1997, TransTexas had approximately $26.6 million of indebtedness (excluding the TransTexas Intercompany Loan and the Subordinated Notes) subject to such right of repayment or repurchase. In the event of a change of control under the Indenture or a "change of control" under the terms of the Subordinated Notes Indenture or other outstanding indebtedness, there can be no assurance that TransTexas or TARC will have sufficient funds to satisfy any such payment obligations.

         A change of control or other event that results in Deconsolidation of TransTexas and TransAmerican for federal income tax purposes could result in acceleration of a substantial amount of federal income taxes. See "--Deconsolidation for Federal Income Tax Purposes."

INTERCOMPANY LOAN AND INDENTURE RESTRICTIONS

         The TransTexas Intercompany Loan documents and the Subordinated Notes Indenture limit the Company's ability to incur additional indebtedness, transfer or sell assets, transfer assets to subsidiaries, pay dividends or make other restricted payments, create liens, enter into certain transactions with affiliates or consummate a merger, consolidation or sale of all or substantially all of its assets. There can be no assurance that these limitations will not adversely affect the Company's results of operations or financial condition.

LIMITED OPERATING HISTORY IN CONTINUING OPERATIONS

         Prior to the Lobo Sale, TransTexas derived a substantial amount of its revenues from gas produced from its Lobo Trend producing properties. TransTexas' experience in the drilling and operation of wells in areas outside of the Lobo Trend is limited, its completion rate in such areas is substantially lower and its average lifting costs in such areas are higher. Accordingly, results of operations from the Continuing Operations or from properties acquired in the future might differ materially from those in the Lobo Trend.

ABILITY TO REPLACE SHORT-LIVED RESERVES

         TransTexas' principal producing properties are characterized by high initial production followed by a steep decline in production rates, with wells typically having a half-life of less than two years and an economic life of approximately ten years. As a result, TransTexas must find and develop or acquire new natural gas reserves to replace those being depleted by production. Without successful drilling and exploration or acquisition activities, TransTexas' reserves and production will decline rapidly. TransTexas' business strategy is to add reserves by pursuing an active drilling program on its existing undeveloped properties and on properties that it may acquire in the future. There can be no assurance that production from new wells will be sufficient to replace production from existing wells.

NATURAL GAS PRICE FLUCTUATIONS AND MARKETS

         TransTexas' results of operations and the value of its gas and oil properties are highly dependent upon the prices TransTexas receives for its natural gas. Substantially all of TransTexas' sales of natural gas are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received by TransTexas for its natural gas production are dependent upon numerous factors beyond the control of TransTexas, including the level of consumer product demand, the North American supply of natural gas, government regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas, and the overall economic environment. Demand for natural gas is seasonal, with demand typically higher during the summer and winter, and lower during the spring and fall, with concomitant changes in price. During the quarter ended July 31, 1997, the average gas price for the Continuing Operations was $2.04 per Mcf.

         Any significant decline in current prices for natural gas could have a material adverse effect on TransTexas' financial condition, results of operations and quantities of reserves recoverable on an economic basis. In order to mitigate its vulnerability to natural gas price volatility, TransTexas has entered into and may continue to enter into commodity price swap agreements to reduce its exposure to price risk in the spot market for natural gas. However, all of TransTexas' current production remains subject to natural gas price fluctuations. Based on an assumed average daily net production level of 230 MMcfd (after giving effect to the Lobo Sale), TransTexas estimates that a $0.10 per MMBtu change in average gas prices received would change annual operating income by approximately $6.4 million.

COMPETITION

         TransTexas competes in the highly competitive areas of natural gas exploration, development and production. Many of TransTexas' competitors have substantially larger financial resources, staffs and facilities than TransTexas.

DRILLING RISK

         Drilling activities are subject to numerous risks, including mechanical risk and the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by TransTexas will be productive or that TransTexas will recover all or any portion of its investment. The cost of drilling, completing and operating wells is often uncertain. TransTexas' drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond TransTexas' control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

TRANSPORTATION

         As a result of the Lobo Sale, TransTexas no longer owns the pipeline assets held by TTC, which assets are used to transport natural gas from certain of the Continuing Operations. Although TransTexas has entered into a transportation agreement to provide it access to such pipeline, there can be no assurance that this agreement will provide sufficient access or capacity or that the terms thereof will remain competitive with market rates.

RISKS RELATED TO LOBO SALE

         The Lobo Sale Agreement contains representations and warranties by TransTexas typical for the sale of an oil and gas exploration, production and transmission company, including the following: representations and warranties relating to the accuracy of financial information; liabilities under employee benefit plans; payment of taxes; existence of litigation or other claims; compliance with laws, including environmental laws; condition of personal property; existence of contracts, commitments and contingent liabilities; and title to properties. TransTexas has indemnified the buyer for certain liabilities related to the assets of TTC, including judgment liens, costs to remediate conditions that may result in environmental liability and liabilities and costs related to inaccuracies in representations and warranties (without regard to TransTexas' knowledge of such inaccuracy) with respect to which no purchase price adjustment was made at the closing or as part of the post-closing reconciliation. TransTexas does not anticipate that it will be responsible for any material amount of post-closing indemnity obligations under the Lobo Sale Agreement, but there can be no assurance that such liabilities will not significantly reduce the benefits to be obtained by TransTexas from the Lobo Sale.

OPERATING HAZARDS AND UNINSURED RISKS

         TransTexas' operations are subject to hazards and risks inherent in drilling for, and the production, processing and transportation of, natural gas, such as fires, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of TransTexas and others. TransTexas' insurance coverage includes, among other things, operator's extra expense, physical damage on certain assets, employer's liability, comprehensive general liability, automobile and workers' compensation insurance. TransTexas believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of TransTexas, but losses can occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

GOVERNMENT REGULATIONS

         TransTexas' business is subject to certain federal, state and local laws and regulations relating to the exploration for and the development, production and transportation of natural gas, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, TransTexas is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations.

MATERIAL PROCEEDINGS AND CONTINGENT LIABILITIES

         The Company is involved in many legal proceedings. The litigation and contingent liabilities of the Company, individually and in the aggregate, amount to significant potential liability and, if adjudicated adversely, could have a material adverse effect on the Company. The adverse resolution in any reporting period of one or more of these matters could have a material adverse impact on the results of operations or cash flow of the Company for that period. Although the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on its financial position.

SUBSTANTIVE CONSOLIDATION; BANKRUPTCY

         An investment in the Shares involves certain insolvency and bankruptcy considerations including substantive consolidation issues. A financial failure by John R. Stanley, TNGC, TransAmerican, TransAmerican Exploration Corporation ("TEXC") or TARC could have adverse consequences for holders of the Shares if a bankruptcy court were to "substantively consolidate" the Company with Mr. Stanley or any of such entities. If a bankruptcy court substantively consolidated the Company with Mr. Stanley, TNGC, TransAmerican, TEXC, TEC or TARC, the assets of each entity so consolidated would be subject to the claims of creditors of each other such entity. TransAmerican filed for bankruptcy protection under the federal bankruptcy laws in 1975 and 1983. As a result of the bankruptcy proceedings, creditors of TransAmerican received less than the amount to which they would otherwise have been entitled.

CONTROL BY TRANSAMERICAN AND TNGC; POTENTIAL CONFLICTS OF INTEREST

         TransAmerican is the indirect controlling stockholder of the Company. TransAmerican is wholly owned by TNGC. As a member of the board of directors and chief executive officer of TransAmerican and the Company and sole stockholder, sole director and chief executive officer of TNGC, John R. Stanley is in a position to control or significantly influence the management and operations of the Company, including actions with respect to pending and any future litigation. There can be no assurance that conflicts will not arise between TNGC, TransAmerican, TNGC's other subsidiaries and Mr. Stanley, on one hand, and the other stockholders of the Company, on the other. In addition, Mr. Stanley has guaranteed certain indemnity obligations of TransAmerican and the Company and certain debt of the Company. The Company's response to any litigation or any indemnification demand may be influenced by TransAmerican or Mr. Stanley in a manner that could be adverse to the holders of the Shares. TNGC, TransAmerican and its existing subsidiaries, including the Company, are parties to the Tax Allocation Agreement, the general terms of which provide for TNGC and all of its subsidiaries to file federal income tax returns as members of a consolidated group. The Tax Allocation Agreement requires the Company, TEC and TARC to make certain payments to TNGC to enable TNGC to pay its federal or alternative minimum tax. In the event of an IRS audit or examination, the Tax Allocation Agreement generally gives TNGC the authority to compromise or settle disputes and to control litigation, subject to the approval of the Company, TEC or TARC, as the case may be, where such compromise or settlement affects the determination of the separate tax liability of that company.

RELIANCE ON ESTIMATES OF PROVED RESERVES

         There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve data included and incorporated by reference in this Prospectus represent only estimates prepared by Netherland, Sewell & Associates, Inc. Gas reserve assessment is a subjective process of estimating the recovery from underground accumulations of gas that cannot be measured in an exact way, and estimates of other persons might differ materially from those of Netherland, Sewell & Associates, Inc. Certain events, including production, acquisitions and future drilling and development could result in increases or decreases in estimated quantities of proved reserves. In addition, estimates of the Company's future net revenues from proved reserves and the present value thereof are based on certain assumptions regarding future natural gas prices, production levels, production and ad valorem taxes and operating and development costs that may not prove to be correct over time.

FUTURE SALES OF COMMON STOCK

         As of October 15, 1997, 10,726,902 shares of Common Stock (representing approximately 18.7% of the outstanding Common Stock) are owned by the public. The Company is unable to predict the effect, if any, that future sales of shares of Common Stock covered hereby would have on the market price of the Common Stock prevailing from time to time. However, the sale of a substantial portion of the Shares could have an adverse effect on the market price of the Common Stock. Although the Company does not currently contemplate a primary offering of Common Stock, the Company may sell shares of Common Stock in a public or private offering in the future.

         In January 1996, the Company entered into a reimbursement agreement with an unaffiliated third party pursuant to which the third party caused a $20 million letter of credit to be issued to secure a supersedeas bond on behalf of the Company in a legal proceeding. If there is a draw under the letter of credit, the Company is required to reimburse the third party within 60 days. The Company has agreed to issue up to 8.6 million shares of Common Stock to the third party if this contingent obligation to such third party becomes fixed and remains unpaid for 60 days. The Company does not believe that this contingency will occur. If the obligation becomes fixed, and alternative sources of capital are not available, the Company could elect to sell shares of Common Stock prior to the maturity of the obligation and use the proceeds of such sale or repay the third party. If these shares are issued, their sale could have an adverse effect on the market price of the Common Stock.

                                  THE COMPANY

GENERAL

         TransTexas is engaged in the exploration for and development and production of natural gas, primarily in South Texas. Since 1973, TransTexas has drilled over 1,400 wells and discovered over 3.5 Tcfe of natural gas. TransTexas' business strategy is to utilize its extensive experience gained from over 20 years of drilling and operating wells in South Texas, to continue to find, develop and produce reserves at a low cost. TransTexas has traditionally performed most of its own well site preparation, drilling, workover, completion, pipeline and production services.

         In 1994, as part of its strategy to expand its productive reserves beyond the Lobo Trend, TransTexas began evaluating prospects that exhibited the potential to add proved reserves of at least 50 Bcfe of natural gas per development area. Since that time, TransTexas has evaluated over 300 potential areas and its development of certain of these areas has resulted in substantial additions to its reserves and production.

         In May 1997 TransTexas consummated the sale of TTC, its subsidiary that owned substantially all of TransTexas' Lobo Trend producing properties and related pipeline transmission system, for a sales price of approximately $1.1 billion. As of February 1, 1997, the Lobo Trend producing properties divested by the sale of the stock of TTC had proved reserves of approximately 550 Bcfe. As of February 1, 1997 TransTexas' net proved reserves for the Continuing Operations, as estimated by Netherland, Sewell & Associates, were 404 Bcfe. As of July 31, 1997, after giving effect to the Lobo Sale, TransTexas owned approximately 650,000 gross (475,000 net) acres of mineral interests.

         TransTexas' average net daily natural gas production for the year ended January 31, 1997, was approximately 420 MMcfd, for a total net production of 153.6 Bcf of natural gas. After giving effect to the Lobo Sale, TransTexas' average daily net production for the six months ended July 31, 1997 was approximately 164 MMcfd of natural gas and 2,013 Bpd of crude oil and condensate, for a total net production of 31.1 Bcfe.

OPERATING AREAS

         TransTexas' primary areas of operations are discussed below:

         BOB WEST NORTH. In late 1994, TransTexas made a natural gas discovery in the Bob West North area of southern Zapata County, Texas. As of July 31, 1997, TransTexas has drilled 51 wells and completed 47 wells in the area. TransTexas' mineral interests in Bob West North consist of a 98% working interest in 17,700 gross (14,810 net) acres and a 90% net profits interest in 660 gross acres. The Bob West North area surpassed the Lobo Trend in net daily natural gas production to TransTexas by the end of fiscal 1997. On July 31, 1997, TransTexas was drilling two wells in Bob West North and was in the process of completing one well. For the six months ended July 31, 1997, TransTexas produced 31.3 Bcf (22.7 net Bcf) from the Bob West North area for average net daily production of 126 MMcfd. For the twelve months ended January 31, 1997, TransTexas produced 45.7 Bcf (32.6 net Bcf) from the Bob West North area. Recent drilling results indicate the potential for a new productive fault block of the structure that previously had not been drilled.

         FANDANGO SOUTH. TransTexas is developing an additional natural gas discovery located in the Lower Wilcox sands in Jim Hogg County, Texas known as the Fandango South area. As of July 31, 1997, TransTexas had drilled five wells, and completed three wells in Fandango South. TransTexas was also completing a fourth well and drilling two additional wells in the area. TransTexas' Fandango South properties are currently producing primarily from the Travis Ward sands of the Wilcox formation. As a result of carbon-dioxide levels in the natural gas from this formation, production is currently constrained by transmission pipeline carbon-dioxide standards. TransTexas is installing amine treatment facilities to lower carbon-dioxide levels. TransTexas is also drilling wells to the Hinnant sands of the Wilcox formation, from which natural gas is of higher quality, and blending the production. For the six months ended July 31, 1997, TransTexas produced 2.4 Bcf gross (1.7 Bcf net) of natural gas from Fandango South, at an average net daily rate of 9.4 MMcfd. As of July 31, 1997, TransTexas held a 97% working interest in approximately 5,430 gross (5,430 net) acres in Fandango South.

         GALVESTON BAY. In November 1996, TransTexas reached agreement with an unaffiliated third party to jointly conduct exploration of geological prospects. The parties have identified six prospects in Galveston Bay that they intend to drill and have commenced drilling on two of these prospects.

         On September 16, 1997, TransTexas announced that it had concluded drilling of the State Tract 331#1 well on the Eagle Point prospect in Galveston Bay, located approximately one mile off the coast of San Leon, Texas, in a water depth of less than ten feet. Electric logs indicated the presence of high quality hydrocarbon-bearing pay. TransTexas had previously encountered difficulties with controlling the wellbore pressure when drilling through the potential pay zone, and recovered low gravity condensate in the drilling returns from the zone. TransTexas intends to conduct a flow test of the State Tract 331#1 well as soon as practicable. TransTexas owns a 75% working interest covering approximately 2,800 gross acres (2,640 net acres) in the area.

         TransTexas is also drilling a second well, the State Tract 88A#1, in Galveston Bay on the Virginia Point Prospect. TransTexas owns a 75% working interest in approximately 2,760 gross acres (2,490 net acres) in the Virginia Point prospect.

         TransTexas owns a 75% working interest in a total of 9,430 gross acres (6,890 net acres) in four other prospects in the Galveston Bay area that it intends to drill.

         GOLIAD & VICTORIA COUNTIES. TransTexas entered into an agreement with an unaffiliated third party to develop 3- D seismic prospects in Goliad and Victoria Counties, Texas. The discovery well, the Strong #1, which logged 82 net feet of pay from five zones between the depths of 10,800 and 13,800 feet, has been flowing into a third-party pipeline since August 16, 1997. The well, which is temporarily constrained by pipeline capacity to 5 MMcfd, has flowed at a rate of 7.6 MMcfd.

         Recently, drilling of a key delineation well, the Dorris #2, was completed and electric logs have indicated the presence of multiple pay zones. TransTexas expects to complete this well and commence production by early October 1997. An earlier well, the Dorris #1, was lost due to mechanical problems that resulted from a tubular failure. TransTexas expects to complete two additional wells in Goliad County, the Strong #2 and Dorris #3, in October. TransTexas is also drilling the Huber #1 in adjacent Victoria County, in what is believed to be an extension of the prospect. TransTexas owns a 100% working interest in approximately 4,240 gross acres (3,180 net acres) in Goliad and Victoria Counties.

         WHARTON COUNTY. In 1995, TransTexas entered into an agreement with an unaffiliated third party to jointly develop the mineral rights in Frio and Miocene sands in Wharton County, Texas. TransTexas is not the operator of this interest but interprets data from a dedicated 3-D seismic program to select drilling locations in which prior production has not depleted the shallow reservoirs. As of July 31, 1997, 51 wells had been drilled in shallow formations in the area, 22 of which had been completed. For the six months ended July 31, 1997, TransTexas' Wharton County properties produced 2.1 Bcf (1.4 Bcf net) of natural gas at an average gross daily rate of 11.6 MMcfd (7.5 MMcfd net).

         TransTexas also acquired mineral rights covering deep prospective production of the Wilcox formation in Wharton County. TransTexas has drilled and completed two wells, the Joel Hudgins #1 and the Guenther #1, and is finalizing pipeline transmission arrangements. The Joel Hudgins #1 well began production on August 25, 1997 at a rate of 4.0 MMcfd. The Guenther #1, located three miles northwest of the Joel Hudgins #1, has flow tested at a rate of 5.3 MMcfd from 65 feet of net pay and is awaiting a pipeline connection to a carbon-dioxide treatment plant. A third well, the Rees-Gifford #1, is located approximately 14 miles southwest of the Joel Hudgins #1, and has logged a total of 75 feet of net Wilcox pay. As of July 31, 1997, TransTexas held a 75% working interest in the shallow mineral rights in approximately 43,110 gross (34,570 net) acres in Wharton County and a 100% working interest in the deep mineral rights in approximately 2,580 gross (2,570 net) acres.

         LODGEPOLE, NORTH DAKOTA. In late 1996, TransTexas announced the discovery of a Lodgepole carbonate reef oil field in Dickinson, North Dakota with the Heart River #1, which flow tested at a daily rate of 6,836 Bpd. TransTexas has conducted or participated in a series of 3-D seismic surveys covering more than 270 square miles in Stark and Dunn counties, North Dakota. TransTexas holds an average working interest of 80% in approximately 198,800 gross (98,400 net) acres in the Lodgepole. As of July 31, 1997, TransTexas had drilled a total of eleven wells in the Lodgepole, three of which had been completed. Effective March 1997, all producing wells in the field are restricted to a State-mandated allowable daily rate of approximately 500 Bpd per well. In the six months ended July 31, 1997, TransTexas' Lodgepole properties produced 481,450 barrels of crude oil (308,130 barrels net) at a gross average daily rate of 2,660 Bpd (1,702 Bpd net).

         TransTexas believes that its interests in the Lodgepole do not fit its long term strategic plan as a core producing property. In September 1997 TransTexas engaged First Union Corporation to solicit interest in its Lodgepole properties, with the ultimate intent of divesting its producing properties in North Dakota.

         OTHER AREAS. TransTexas has also made discoveries of natural gas and oil in other prospects that, as of July 31, 1997, have undergone less development drilling, but which management believes could add material reserves and production.

         TransTexas has entered into a separate venture with its Galveston Bay co-venturer covering prospects in South Louisiana. TransTexas owns a 25% working interest in a discovery well in Vermillion Parish that is currently being completed for production. TransTexas' strategy in South Louisiana is to interpret 3-D seismic data and develop exploration prospects for drilling. TransTexas expects eventually to participate in more than 350 square miles of 3-D data. As of September 25, 1997, TransTexas believes that it has identified eight individual exploration prospects in South Louisiana that it intends to drill and as of July 31, 1997, owned a 69% working interest in 13,180 gross acres (9,840 net acres).

         TransTexas owns an 82% working interest in 1,320 gross acres (790 net acres) in Brazoria County, Texas. As of July 31, 1997, TransTexas was drilling a test well in an area adjacent to existing production areas.

         TransTexas owns a 100% working interest in 5,180 gross acres (2,690 net acres) in Chambers County. Texas. As of July 31, 1997, TransTexas had drilled two wells in Chambers County that it was completing and was in the process of drilling two additional wells.

         TransTexas owns a 94% working interest in approximately 6,960 gross (3,190 net) acres in Wayne County, Mississippi, in which it has drilled and
completed two wells.   As of July 31, 1997, TransTexas was completing a third
well. For the six months ended July 31, 1997, TransTexas' properties in Mississippi produced 2,480 barrels of condensate (1,740 barrels net) at a gross average daily rate of 14 Bpd (10 Bpd net).

         TransTexas holds a 92% working interest in approximately 35,270 gross (32,370 net) acres in the Cuba Libre area of Webb County, Texas. For the six months ended July 31, 1997, TransTexas produced 1.3 Bcf (.8 Bcf net) at an average daily rate of 7.0 MMcfd (4.7 MMcfd net) from a total of 20 wells drilled in Cuba Libre, of which 10 wells had been completed by TransTexas.

         In 1996 TransTexas implemented a strategy consisting of the evaluation of the potential for horizontal drilling in the Austin Chalk Formation. As of July 31, 1997, TransTexas had drilled two horizontal wells in Walker County, Texas and held a 100% working interest in approximately 54,390 gross (52,210 net) acres in the Austin Chalk.

         TransTexas holds a 95% working interest in approximately 103,460 gross (81,890 net) acres in the La Grulla area of Starr County, Texas. As of July 31, 1997, TransTexas had drilled a total of 34 wells in La Grulla, of which 17 wells had been completed. For the six months ended July 31, 1997, TransTexas' La Grulla properties produced 1.3 Bcf (1.0 Bcf net) at an average rate of 7.0 MMcfd (5.4 MMcfd net).

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares offered hereby.

                            SELLING SECURITY HOLDERS

         The Selling Security Holders are TEC, TARC, SEM and TransAmerican.
TEC and SEM are subsidiaries of TransAmerican, and TARC is a subsidiary of TEC. Through its interests in TEC, TARC and SEM, TransAmerican is the indirect controlling stockholder of the Company. Prior to the Company's initial public offering of Common Stock in March 1994, TransAmerican held all of the outstanding Common Stock of the Company. Mr. John R. Stanley is the founder, Chairman of the Board, Chief Executive Officer and sole stockholder of TNGC, which is the sole stockholder of TransAmerican. Mr. Stanley, who has operated TransAmerican for the past 35 years, is the Chief Executive Officer and a director of the Company.

         As of October 15, 1997, TEC owns 39,648,517 shares of Common Stock, TARC owns 1,940,147 shares of Common Stock, TransAmerican owns 5,000,000 shares of Common Stock and SEM owns 200,000 shares of Common Stock, representing approximately 68.9%, 3.4%, 8.7% and 0.4%, respectively, of the total number of shares of Common Stock outstanding on October 15, 1997. All of the shares of Common Stock owned by the Selling Security Holders may be offered hereby. All of the Shares have been pledged as security for obligations of the Selling Security Holders and may, under certain circumstances, be sold by the pledgees of such Shares. See "Plan of Distribution."

         Because each of the Selling Security Holders may offer some or all of the Shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of shares of Common Stock that will be held by any of the Selling Security Holders upon completion of this offering.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by the Selling Security Holders or by pledgees, donees, transferees or other successors in interest (collectively, "Transferees"). Such sales may be made in underwritten offerings or in open market or block transactions or otherwise on the NNM, or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, in the over-the-counter market, or in private transactions, at prices related to prevailing market prices or at negotiated prices. Some or all of the Shares may be sold to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or any Transferee or purchasers of shares for whom such broker-dealers may act as agent or to whom they sell as principal or both. In effecting sales, participating broker-dealers or purchasers of the Shares may arrange for other broker-dealers to participate. In addition, any of the Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         If underwriters are used in an offering of Shares, the Shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers.

         Upon any sale of the Shares offered hereby, the Selling Security Holder, any Transferee, any underwriter and any participating broker-dealers or selling agents may be deemed to be "underwriters" as that term is defined in the Securities Act, in which event any discount, concession or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The Company will not receive any of the proceeds from the sale by the Selling Security Holders of the Common Stock offered hereby. The Selling Security Holders have agreed to pay all expenses in connection with the registration and sale of the Shares other than, in the case of sales by any Transferee, discounts or commissions to brokers or dealers and fees and expenses of counsel or other advisors to the Transferee. Underwriters, broker-dealers and agents may be entitled, under the agreements entered into with the Company or any Selling Security Holder or Transferee, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

         At the time a particular offer of Common Stock is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Common Stock being offered and the terms of the offering, including shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or selling agents, any discounts, commissions and other items constituting compensation from the Selling Security Holder or Transferee and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, broker-dealers or selling agents.

         All of the 1,940,147 shares of Common Stock owned by TARC have been pledged to the trustee under the indenture governing TARC's Guaranteed First Mortgage Discount Notes due 2002 and Guaranteed First Mortgage Notes due 2002, of which $15.7 million in aggregate carrying value remained outstanding as of July 31, 1997. All of the 39,648,517 shares of Common Stock owned by TEC have been pledged to the trustee under the Indenture. TransAmerican has pledged 5,000,000 of the Shares to support contingent obligations of TARC under certain tax benefit transfer agreements, which obligations will arise only if the other parties to such agreements do not receive the tax benefits anticipated thereunder. The persons to whom the Shares have been pledged may sell hereunder the Shares that have been pledged to them only upon the occurrence of certain events, as set forth in the various pledge agreements, including the failure to pay principal or interest when due or other failure to satisfy the obligations for which such Shares have been pledged as security. Upon the fulfillment of such obligations, or under certain other circumstances, Shares may be released from such pledges and may then be sold hereunder by the owner hereof.

                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Gardere & Wynne, L.L.P., 3000 Thanksgiving Tower, Dallas, Texas 75201.

                            INDEPENDENT ACCOUNTANTS

         The consolidated balance sheets as of January 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year ended January 31, 1997, the six months ended January 31, 1996, and each of the two years ended July 31, 1995, and related schedules, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.
With respect to the unaudited interim financial information for the periods ended January 31, 1995, January 31, 1996, July 31, 1996 and July 31, 1997 incorporated by reference in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended April 30, 1997 and July 31, 1997, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                    EXPERTS

         The reserve estimates of the Company included in the Company's Form 10-K for the fiscal year ended January 31, 1997 have been incorporated by reference in this Prospectus and the Registration Statement in reliance upon reserve reports and summary letters prepared by Netherland, Sewell & Associates, Inc., upon the authority of such firm as experts in estimating proved oil and gas reserves.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         TransAmerican Energy Corporation, TransAmerican Refining Corporation, TransAmerican Natural Gas Corporation and Southeast Marine, Inc. have agreed to pay all expenses, other than underwriting discounts, concessions and commissions, in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement, on a pro rata basis, based on the number of shares registered for the account of each. The following table sets forth an estimate of such expenses:

                 ITEM                                                                                             AMOUNT*
                 ----                                                                                             ------
Securities and Exchange Commission fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $247,209
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    87,500
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    42,500
Fees and expenses for qualification under state securities laws . . . . . . . . . . . . . . . .                    10,000
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    37,791
                                                                                                                   ------

         Total    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $425,000
                                                                                                                  =======

______________________

* All expenses are estimated, except the Securities and Exchange Commission fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") provides that any person may be indemnified by a Delaware corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         Section nine of the Company's Certificate of Incorporation provides that directors of the Company shall not, to the fullest extent permitted by the DGCL, as amended from time to time, be liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty to the Company or the Company's stockholders.

         The Company has entered into indemnification agreements with its executive officers and directors that will contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits. In addition, the Company has purchased customary directors' and officers' liability insurance policies for its directors and officers. The Bylaws of the Company and agreements with directors and officers also provide for indemnification for amounts (i) in respect of the deductibles for such insurance policies and (ii) that exceed the liability limits of such insurance policies. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

   3.1     --    Certificate of Incorporation (filed as an exhibit to the Company's registration statement No. 33-75050, and incorporated herein by reference).

  *4.1     --    Pledge Agreement dated as of February 23, 1995, between TransAmerican Energy Corporation and First
                 Fidelity Bank, National Association, as Trustee.

  *4.2     --    Pledge Agreement dated as of February 23, 1995, between TransAmerican Refining Corporation and First
                 Fidelity Bank, National Association, as Trustee.

  *4.3      --   Registration Rights Agreement dated as of February 23, 1995, among TransTexas Gas Corporation,
                 TransAmerican Refining Corporation and TransAmerican Energy Corporation.

  *4.4     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and Halliburton Company.

  *4.5     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and RECO Industries, Inc.

  *4.6     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and Frito-Lay, Inc.

  *4.7     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and EM Sector Holdings, Inc.

   4.8     --    Indenture dated June 13, 1997 between TransTexas Gas Corporation and BankOne, NA, as Trustee (filed as an exhibit to the Company's registration statement No. 333-33803, and incorporated herein by reference).

   4.9     --    Loan Agreement dated June 13, 1997 between the Company and TEC (filed as an exhibit to the Company's current report on Form 8-K dated June 13, 1997, and incorporated herein by reference).

  4.10     --    Security and Pledge Agreement dated June 13, 1997 between Company and TEC (filed as an exhibit to the
                 Company's current report on Form 8-K dated June 13, 1997, and incorporated herein by reference).

  4.11     --    Disbursement Agreement dated June 13, 1997 among the Company, TEC and Firstar Bank of Minnesota, as disbursement agent (filed as an exhibit to the Company's current report on Form 8-K dated June 13,
                 1997, and incorporated herein by reference).

  4.12     --    First Supplemental Indenture dated September 2, 1997, between TransTexas, as issuer, and BankOne, N.A., as trustee (filed as an exhibit to the Company's registration statement on Form S-4 (333-33803), and incorporated herein by reference).

  4.13     --    Intercreditor and Collateral Agency Agreement dated June 13, 1997 among Firstar Bank of Minnesota, TEC and TransTexas (filed as an exhibit to TEC's quarterly report on Form 10-Q for the quarter ended July
                 31, 1997, and incorporated herein by reference).

**4.14     --    Registration Rights Agreement dated August 12, 1997, by and among TransTexas, Firstar Bank of
                 Minnesota, N.A., TEC and TARC.

  *5.1     --    Legal Opinion of Gardere & Wynne, L.L.P.

**15.1     --    Awareness Letter of Coopers & Lybrand, L.L.P.

**23.1     --    Consent of Coopers & Lybrand L.L.P.

 *23.2     --    Consent of Gardere & Wynne, L.L.P. (set forth in Exhibit 5.1).

**23.3     --    Consent of Netherland, Sewell & Associates, Inc.

 *24.1     --    Power of Attorney (set forth on page II-4 of the Registration Statement filed on April 24, 1995).

 *99.1     --    Legal Opinion of Gardere & Wynne, L.L.P. regarding substantive consolidation.

----------------------

*  previously filed
** filed herewith


ITEM 17.     UNDERTAKINGS.

             The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended ("Act");

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                 provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") that are incorporated by reference in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (5) That, insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             (6) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (7) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 15th day of October, 1997.

                                       TRANSTEXAS GAS CORPORATION


                                       By:  /s/ Ed Donahue
                                          ------------------------------------
                                       Ed Donahue, Vice President and
                                       Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on October 15, 1997.

         Name                                               Title
             *
-------------------------------------------
         John R. Stanley                           Director and Chief Executive Officer
                                                   (Principal Executive Officer)

             *
-------------------------------------------
         Thomas B. McDade                          Director

        /s/ Ed Donahue
-------------------------------------------
         Ed Donahue                                Vice President and Chief Financial Officer (Principal
                                                   Financial Officer and Principal Accounting Officer)
             *
-------------------------------------------
         James R. Lesch                            Director

             *
-------------------------------------------
         Robert L. May                             Director

             *
-------------------------------------------
         Donald D. Sykora                          Director

*By:     /s/ Ed Donahue
    ---------------------------------------
         Ed Donahue, Attorney-in-Fact

                               INDEX TO EXHIBITS


   3.1     --    Certificate of Incorporation (filed as an exhibit to the Company's registration statement No. 33-75050, and incorporated herein by reference).

  *4.1     --    Pledge Agreement dated as of February 23, 1995, between TransAmerican Energy Corporation and First
                 Fidelity Bank, National Association, as Trustee.

  *4.2     --    Pledge Agreement dated as of February 23, 1995, between TransAmerican Refining Corporation and First
                 Fidelity Bank, National Association, as Trustee.

  *4.3      --   Registration Rights Agreement dated as of February 23, 1995, among TransTexas Gas Corporation,
                 TransAmerican Refining Corporation and TransAmerican Energy Corporation.

  *4.4     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and Halliburton Company.

  *4.5     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and RECO Industries, Inc.

  *4.6     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and Frito-Lay, Inc.

  *4.7     --    Pledge Agreement dated as of February 23, 1995, among TransAmerican Natural Gas Corporation, TransTexas
                 Gas Corporation and EM Sector Holdings, Inc.

   4.8     --    Indenture dated June 13, 1997 between TransTexas Gas Corporation and BankOne, NA, as Trustee (filed as an exhibit to the Company's registration statement No. 333-33803, and incorporated herein by reference).

   4.9     --    Loan Agreement dated June 13, 1997 between the Company and TEC (filed as an exhibit to the Company's current report on Form 8-K dated June 13, 1997, and incorporated herein by reference).

  4.10     --    Security and Pledge Agreement dated June 13, 1997 between Company and TEC (filed as an exhibit to the
                 Company's current report on Form 8-K dated June 13, 1997, and incorporated herein by reference).

  4.11     --    Disbursement Agreement dated June 13, 1997 among the Company, TEC and Firstar Bank of Minnesota, as disbursement agent and Trustee (filed as an exhibit to the Company's current report on Form 8-K dated
                 June 13, 1997, and incorporated herein by reference).

  4.12     --    First Supplemental Indenture dated September 2, 1997, between TransTexas, as issuer, and BankOne, N.A., as trustee (filed as an exhibit to the Company's registration statement on Form S-4 (333-33803), and incorporated herein by reference).

  4.13     --    Intercreditor and Collateral Agency Agreement dated June 13, 1997 among Firstar Bank of Minnesota, TEC and TransTexas (filed as an exhibit to TEC's quarterly report on Form 10-Q for the quarter ended July
                 31, 1997, and incorporated herein by reference).

**4.14     --    Registration Rights Agreement dated August 12, 1997, by and among TransTexas, Firstar Bank of
                 Minnesota, N.A., TEC and TARC.

  *5.1     --    Legal Opinion of Gardere & Wynne, L.L.P.

**15.1     --    Awareness Letter of Coopers & Lybrand, L.L.P.

**23.1     --    Consent of Coopers & Lybrand L.L.P.

 *23.2     --    Consent of Gardere & Wynne, L.L.P. (set forth in Exhibit 5.1)

**23.3     --    Consent of Netherland, Sewell & Associates, Inc.

 *24.1     --    Power of Attorney (set forth on page II-4 of the Registration Statement filed on April 24, 1995)

 *99.1     --    Legal Opinion of Gardere & Wynne, L.L.P. regarding substantive consolidation.

----------------------

*  previously filed
** filed herewith